UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Windstream Holdings, Inc.
Windstream Services, LLC
Full Name of Registrant

N/A
Former Name if Applicable

4001 Rodney Parham Road
Address of Principal Executive Office (Street and Number)

Little Rock, Arkansas 72212
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Windstream Holdings, Inc. and Windstream Services, LLC (collectively, the “Companies”) are unable to file their quarterly report on Form 10-Q for the period ended March 31, 2020 (the “Quarterly Report”) within the prescribed time period due to a delay in the completion of their financial statements.

As previously reported, on February 25, 2019, the Companies and all of their subsidiaries (collectively, the “Debtors”) filed voluntarily petitions (the “Chapter 11 Cases”) for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). In connection with the Chapter 11 Cases, the Debtors analyzed the contractual arrangement (the “Uniti arrangement”) among Windstream and certain subsidiaries of Uniti Group, Inc. (“Uniti”), and on July 25, 2019, the Debtors filed a complaint in the Chapter 11 Cases seeking, among other things, to recharacterize the Uniti arrangement from a lease to a financing. In light of these developments, the Companies began a process to reevaluate the operating lease accounting treatment for the Uniti arrangement, adopted as of January 1, 2019, pursuant to Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) to ensure that there was not an error in the adoption accounting for this arrangement.

On March 2, 2020, the Companies and Uniti reached a settlement agreement to resolve all claims asserted against the other in the litigation, and the Companies filed a motion seeking approval from the Bankruptcy Court of the proposed settlement, which the Bankruptcy Court approved at a hearing on May 8, 2020.

The Companies have now completed their reassessment and determined the adoption treatment of the arrangement with Uniti as an operating lease was appropriate under the guidance in ASC 842. Accordingly, the Companies’ historical financial statements as of and for the three months ended March 31, 2019 were not subject to restatement or revision. The Companies determined, that as part of the reassessment, they did not design and maintain effective controls over analyzing, validating and concluding on key assumptions provided by third-party valuation firms and used in the Companies’ accounting for leases, resulting in the untimely resolution of the lease classification conclusion. While this control deficiency did not result in a material misstatement to the Companies’ consolidated interim or annual financial statements, management concluded that it constituted a material weakness as of March 31, 2019, June 30, 2019, September 30, 2019 and December 31, 2019.

Because of the matters associated with the identified material weakness and having just recently completed the accounting assessment, the Companies are finalizing the preparation of the consolidated financial statements for the second and third quarters and the annual period of 2019, which should be filed promptly. Accordingly, the Companies are unable to complete the preparation of their consolidated financial statements and related disclosures as of and for the three months ended March 31, 2020 and have them properly certified by their principal executive and principal financial officers without unreasonable effort or expense.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Companies intend to file the Quarterly Report on Form 10-Q as soon as practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert E. Gunderman	501	748-7000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

	Quarterly Report on Form 10-Q for the period ended June 30, 2019.
	Quarterly Report on Form 10-Q for the period ended September 30, 2019.
	Annual Report on Form 10-K for the period ended December 31, 2019.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Companies are not in a position at this point to provide any specific estimate of anticipated significant changes in results of operations or financial position as of, and for, the quarterly period ended March 31, 2020.

The foregoing statements are based on our current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ, as discussed further below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this Form 12b-25 that relate to future results and events are not facts and constitute forward-looking statements. The Company’s expectation regarding the timing of the filing of the Annual Report is a forward-looking statement as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by the statement. The statement is subject to certain risks and uncertainties, referenced from time to time in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 and subsequent reports filed with the Securities and Exchange Commission. The Company therefore cautions readers against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Windstream Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2020	By	/s/ Robert E. Gunderman
Robert E. Gunderman
Chief Financial Officer and Treasurer

Windstream Services, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2020	By	/s/ Robert E. Gunderman
Robert E. Gunderman
Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).